Exhibit (a)(12)
Contacts: Kelly J. Price
Chief Financial Officer
(206) 298-2909
or
Roy Winnick or Mark Semer
Kekst and Company
(212) 521-4842 or 4802

INSTITUTIONAL SHAREHOLDER SERVICES (ISS) ENDORSES
EMERITUS PROPOSAL IN ARV ASSISTED LIVING PROXY CONTEST

SEATTLE, January 22, 1998 -- Emeritus Corporation (Amex: ESC) today reported that Institutional Shareholder Services Inc. (ISS) has recommended to its clients that they vote for Emeritus' slate of directors at the upcoming Annual Meeting of ARV Assisted Living, Inc. (Amex: SRS; formerly Nasdaq: ARVI), scheduled for Wednesday, January 28 at 9:00 a.m., Pacific Time.

ISS, based in Bethesda, Maryland, is the leading independent advisor to several hundred institutional investors in the areas of proxy contests, corporate governance and other shareholder-related issues. The ISS report was published on January 21, 1998.

Emeritus released its proxy materials to ARV shareholders on December 22, 1997, seeking, among other things, to elect nine Emeritus nominees to the ARV Board who are committed to providing all ARV shareholders with $17.50 per share in cash by entering into a merger agreement with Emeritus. Emeritus and EMAC Corp., its wholly-owned subsidiary, on December 19, 1997 commenced a cash tender offer of $17.50 per share for all outstanding shares of ARV. The current ARV board is opposed to a merger of Emeritus and ARV, and has structured and consummated transactions with Prometheus Assisted Living LLC, an affiliate of Lazard Freres Real Estate Investors (LFREI), that substantially dilute the ownership of ARV shareholders.

With respect to ARV's current position rejecting Emeritus' offer, ISS said in its report: "We find it hard to reconcile how the board could have judged a $16.50- or $17.50-per-share acquisition offer from Emeritus to be inferior to a $14.00-per-share offer by LFREI, an investment which just as certainly yields a change in control, though more akin to a creeping tender offer, with no control premium or consideration paid to shareholders...."

Other comments in the ISS report include the following:

o "ARV has protested the [material adverse change]...and financing conditions to the bid. These are not atypical covenants in takeover offers, but ARV has vaulted them to apocalyptic levels."

o "Management's other jabs at alarmism -- the degree of leverage to be taken on by Emeritus, termination of the lease agreements, and Emeritus' 'weak' financial condition -- are of no consequence to shareholders if they are cashed out."

o "Management has taken up arms in discrediting the Emeritus offer, in our view, to deflect attention from the board's own actions with Prometheus."

o "[The board's] actions can only be viewed as a deliberate attempt to frustrate Emeritus' proxy contest...The [ARV] board has delivered shareholders an LFREI fait accompli, and the result is an obstruction of shareholder suffrage. Threatening as it may be to ARV, it was the board's very actions that left Emeritus with no other recourse than to appeal directly to shareholders through its tender offer and proxy contest."

The report concludes: "[I]f Emeritus loses the board election, shareholders lose any chance of obtaining its offer. We therefore advocate that shareholders support [the Emeritus] board slate."

Daniel R. Baty, Chairman and Chief Executive Officer of Emeritus, said: "We are gratified that ISS has chosen to recommend that ARV shareholders elect our slate of directors at the upcoming ARV Annual Meeting. If elected, our slate will act in the best interest of ARV shareholders by effecting a merger with Emeritus, which will result in a payout of $17.50 per share in cash to every ARV shareholder. We encourage all ARV shareholders to sign, date and mail to us the BLUE Emeritus proxy cards in advance of the Annual Meeting."

Emeritus' tender offer and withdrawal rights expire at 5:00 p.m., New York City time, on January 30, 1998 unless the offer is extended or withdrawn.

Emeritus is a senior housing services company focused on operating residential-style assisted-living communities. These communities provide a residential housing alternative for senior citizens who need help with the activities of daily living. Emeritus currently holds interests in 117 communities representing capacity for more than 11,000 residents in 25 states and Canada (including a minority interest in Alert Care Corp.). Emeritus' common stock is traded on the American Stock Exchange under the symbol "ESC."

                                    # # #